SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._________)*

Ciphergen Biosystems, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

17252Y 10 4

(CUSIP Number)

Leo C. Farrenkopf, Jr.
Quest Diagnostics Incorporated
1290 Wall Street West
Lyndhurst, NJ 07071
(201) 729-8330

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 22, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – 17252Y 10 4
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Quest Diagnostics Incorporated - (FEIN No. 16-1387862)

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

6	Citizenship or Place of Organization Delaware, USA

	Number of Shares Beneficially Owned by Each Reporting Person With		Sole Voting Power
		7)	8,425,000 (consists of 6,225,000 shares owned at the time of this filing; and 2,200,000 shares purchasable under a Warrant)

Shared Voting Power
		8)	0

Sole Dispositive Power
		9)	8,425,000 (see 7 above)

Shared Dispositive Power
		10)	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,425,000 shares (including the right to purchase 2,200,000 shares for $3.50 per share under a Warrant that expires on July 22, 2010).

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13)	Percent of Class Represented by Amount in Row (11)

22.1% (see 7 and 11 above), based on 29,631,428 shares of Issuer issued and outstanding at June 30, 2005 together with 6,225,000 shares owned by the Reporting Person at the time of this filing and 2,200,000 shares immediately purchasable under a Warrant held by the Reporting Person.

14)	Type of Reporting Person (See Instructions) CO

Item 1.     Security and Issuer.

                 (a)        This Schedule 13D relates to common stock, $0.001 par value of Ciphergen Biosystems, Inc. (“Common Stock”).

                 (b)        The Issuer is Ciphergen Biosystems, Inc., a Delaware corporation (the “Issuer” or “Ciphergen”).

                 (c)        The address of the Issuer’s principal executive office is 6611 Dumbarton Circle, Fremont, CA 94555.

Item 2.     Identity and Background.

                 (a)        This statement is filed by Quest Diagnostics Incorporated, a Delaware corporation (the “Company” or “Quest Diagnostics”), CUSIP No. 74834L100, which trades on the New York Stock Exchange, Ticker symbol “DGX.” The Company, together with its subsidiaries, is the leading provider of diagnostic testing, information and services in the United States.

                 (b)        The address of the principal business offices of the Company is: 1290 Wall Street West, Lyndhurst, NJ 07071.

                 (c)        Set forth in Schedule I to this Schedule 13D (“Schedule I”) are the names, business address and present principal occupation or employment of each executive officer and director of the Company.

                 (d)        During the last five years, neither the Company nor, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)        During the last five years, neither the Company nor, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                 (f)        The citizenship of each executive officer and director of the Company is set forth in Schedule I.

Item 3.     Source and Amount of Funds or Other Consideration.

                 See Item 4 below.

Item 4.     Purpose of Transaction.

        On July 22, 2005, pursuant to a Stock Purchase Agreement between Ciphergen and the Company, for an aggregate purchase price of $15 million, the Company purchased 6,225,000 shares of Common Stock (the “Shares”) and a Warrant, which expires on July 22, 2010, to acquire an additional 2,200,000 shares of Common Stock at $3.50 per share (the “Warrant”). The Shares and the shares that are purchasable under the Warrant represent 22.1% of the outstanding Common Stock of the Issuer after giving effect to the exercise of the Warrant. The source of funds for the acquisition of securities of the Issuer is the Company’s working capital. The Company has sufficient working capital to purchase the shares that are purchasable under the Warrant.

        The purchases of Common Stock by the Company under the Stock Purchase Agreement and the Warrant are for investment purposes and are not (and will not be) registered under the Securities Act of 1933. However, the Company has certain registration rights under the Stock Purchase Agreement. There are no restrictions on transfer of the Common Stock owned by the Company other than restrictions arising under applicable securities laws.

        The acquisition by the Company of the securities of the Issuer as described above is in connection with the formation of a strategic alliance by the Company and Ciphergen to develop and commercialize novel proteomic diagnostics tests based on Ciphergen’s proprietary SELDI ProteinChip(R) technology. The Company has also agreed to loan Ciphergen up to $10 million to fund certain development activities. The loan would be forgiven based on achieving certain milestones. The loan is secured by certain biomarker patents.

        The Company intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Company specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Company currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Company; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

        Other than as set forth in this Statement, the Company has no present plans or proposals which relate to or would result in:

                 (a)     The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                 (b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                 (c)    A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                 (d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                 (e)    Any material change in the present capitalization or dividend policy of the Issuer;

                 (f)    Any other material change in the Issuer’s business or corporate structure;

                 (g)    Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                 (h)    A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                 (j)    Any action similar to any of those enumerated above.

        The foregoing is qualified in its entirety be reference to the Stock Purchase Agreement and the Warrant attached as Exhibits to this Schedule 13D and incorporated herein in their entirety by reference.

Item 5.     Interest in Securities of the Issuer.

                 (a)        As a result of the transaction described in Item 4, the Company beneficially owns 8,425,000 shares of Common Stock, of which it purchased 6,225,000 shares under the Stock Purchase Agreement and has the right to acquire 2,200,000 shares under the Warrant. This represents 22.1% of the issued and outstanding common stock of the Issuer as of June 30, 2005, as represented by the Issuer in the Stock Purchase Agreement, after giving effect to the purchase of shares of Common Stock and the exercise of the Warrant.

                 (b)        The Company does not have the right to vote the shares of Common Stock that it has the right to acquire under the Warrant unless and until it purchases such shares.

                 (c)        The Company has not and, to the best knowledge of the Company, none of the other persons for whom information was given in response to Item 2 has, effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

                 (d)        Not applicable.

                 (e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Items 4 and 5 above.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1: Stock Purchase Agreement (incorporated by reference to Exhibit 10.45 to the Issuer’s Current Report on Form 8-K (Date of Report July 28, 2005))

Exhibit 2: Warrant between the Company and the Issuer dated July 22, 2005 (incorporated by reference to Exhibit 10.46 to the Issuer’s Current Report on Form 8-K (Date of Report July 28, 2005))

Exhibit 3: Press Release dated July 22, 2005 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K (Date of Report July 28, 2005))

Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Date: August 1, 2005

QUEST DIAGNOSTICS INCORPORATED

By:	/s/ Leo C. Farrenkopf, Jr.
Leo C. Farrenkopf, Jr.
	Title:	Vice President and Assistant Secretary

SCHEDULE I

Executive Officers of Quest Diagnostics Incorporated (incorporated in the State of Delaware):

Names	Business Address	Principal Occupation or Employment

Surya N. Mohapatra, Ph.D	1290 Wall Street West	Chairman, President and Chief
	Lyndhurst, NJ 07071	Executive Officer

Robert A. Hagemann	"	Senior Vice President and
Chief Financial Officer

Michael E. Prevoznik	"	Senior Vice President and
General Counsel

Robert E. Peters	"	Vice President, Sales and
Marketing

David M. Zewe	"	Senior Vice President,
Diagnostic Testing Operations

Citizenship: All are U.S. citizens.

Directors of Quest Diagnostics Incorporated (incorporated in the State of Delaware):

Names	Business Address	Principal Occupation or Employment

John C. Baldwin	CBR Institute for	President and CEO
	Biomedical Research	CBR Institute for
	200 Longwood Avenue	Biomedical Research
WAB Room 132
Boston, MA 02115

William F. Buehler	c/o Quest Diagnostics	Retired
Incorporated
1290 Wall Street West
Lyndhurst, NJ 07071

James F. Flaherty III	Health Care Property	Chairman, President
	Investors, Inc.	and CEO
	3760 Kilroy Airport Way	Health Care Property
	Suite 300	Investors, Inc.
Long Beach, CA 90806

William R. Grant	Galen Associates	Chairman
	610 Fifth Avenue	Galen Associates
New York, NY 10020

Rosanne Haggerty	Common Ground Community	President
	H.D.F.C. Inc.	Common Ground Community
	14 East 28th Street	H.D.F.C. Inc.
New York, NY 10016

Surya N. Mohapatra	Quest Diagnostics	Chairman, President and
	Incorporated	Chief Executive Officer
	1290 Wall Street West	Quest Diagnostics
	Lyndhurst, NJ 07071	Incorporated

Gary M. Pfeiffer	Dupont Finance	Senior Vice President

	1007 Market Street—D8000	and CFO
	Wilmington, DE 19898	Dupont Finance

Daniel C. Stanzione	Bell Laboratories	President Emeritus
	3008 Southview Drive	Bell Laboratories
Stuart, FL 34996

Gail R. Wilensky	Project HOPE	Senior Fellow
	Suite 600	Project HOPE
7500 Old Georgetown Road
Bethesda, MD 20814-6133

John B. Ziegler	Worldwide Consumer	President
	Healthcare	Worldwide Consumer
	GlaxoSmithKline One Franklin Plaza Philadelphia, PA 19102	Healthcare
GlaxoSmithKline

Citizenship: All are U.S. citizens.